Exhibit 99.1
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863
Website:
www.sibanyestillwater.com
MARKET RELEASE
Dealings in securities by a Director and Prescribed Officers
Johannesburg, 30 June 2021.
Sibanye-Stillwater, (Tickers JSE: SSW and NYSE: SBSW) in compliance with paragraphs 3.63 to 3.74 of the JSE Limited Listings Requirements, discloses the following:
Name
NJ Froneman
Position
Chief Executive Officer (Director)
Company
Sibanye Stillwater
Nature of interest
Direct and Beneficial
Nature of transaction
Off-market collar hedge over 1 458 096 ordinary shares
of the Company with a put strike price of R47.62, call
strike price of R100.00 and expires on 28 June 2023.
Transaction Date
28 June 2021
Number of shares
1 458 096
Class of Security
Ordinary shares
Market Price per security
R59.52
Total Value
R86 785 873,92
Nature of interest
Direct and Beneficial
Nature of transaction
On market sale of ADRs
Transaction Date
29 June 2021
Number of ADRs
100 000
Class of Security
ADRS
Market Price per share
$16.6492
Total Value
$1 664 920
Mr Froneman entered into an equity funding arrangement with a financial institution which consisted of a loan agreement securitised by a simultaneous collar hedge and equity lending transaction.
Name
R van Niekerk
Position
Chief Technical Officer (Prescribed Officer)
Company
Sibanye Stillwater
Nature of interest
Direct and Beneficial
Nature of transaction
Off-market collar hedge over 873 895 ordinary shares of the
Company with a put strike price of R56.63 and R29.81 and a
call strike price of R75.30 and expires on 14 October 2022
Transaction Date
28 June 2021
Number of Options
873 895
Class of Security
European call options over
Sibanye Stillwater ordinary shares
Market Price per security
R59.61
Total Value
R52 092 881

Mr van Niekerk entered into an equity funding arrangement with a financial institution which consisted of a loan agreement securitized by a simultaneous equity lending transaction, for the life of transaction at zero cost.
Name
RA Stewart
Position
Chief Operating Officer (Prescribed Officer)
Company
Sibanye Stillwater
Nature of interest
Direct and Beneficial
Nature of transaction
On market sale of shares
Transaction Date
28 June 2021
Number of shares
100 000
Class of Security
Ordinary shares
Market Price per share
R60.00
Total Value
R6 000 000
Nature of interest
Direct and Beneficial
Nature of transaction
On market sale of shares
Transaction Date
30 June 2021
Number of Shares
100 000
Class of Security
Ordinary shares
Market Price per share
R59.00
Total Value
R5 900 000
Nature of interest
Direct and Beneficial
Nature of transaction
Off-market collar hedge over 325 000 ordinary shares of the
Company with a put strike price of R56.27 and R35.54 and a
call strike price of R110.58 and expires on 30 June 2023
Transaction Date
30 June 2021
Number of Options
325 000
Class of Security
European call options over Sibanye Stillwater ordinary shares
Market Price per security
R59.23
Total Value
R19 251 765

Dr Stewart entered into an equity funding arrangement with a financial institution which consisted of a loan agreement securitized by a simultaneous equity lending transaction, for the life of transaction at zero cost.
Name
TG Nkosi
Position
Chief Social Performance Officer
Company
Sibanye Stillwater Limited
Nature of interest
Direct and Beneficial
Nature of transaction
On market purchase of shares
Transaction Date
25 June 2021
Number of Shares
114 897
Class of Security
Ordinary shares
Market Price per share
R60.50
Total Value
R6 951 268,50
In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.
Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
www.sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited